

January 11, 2012

<u>Via E-mail</u>
Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom, S.A.
Rua General Polidoro, No. 99, Fifth Floor, Botafogo
22280-004 Rio de Janeiro, RJ, Brazil

Re: **Brazil Telecom, S.A.**
Registration Statement on Form F-4
Filed on September 1, 2011
File No. 333-176617

Dear Mr. Zornig:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I. Questions and Answers about the Merger, page 1</u>

<u>Why am I receiving this document?, page 5</u>

1.   Revise to make clear that TNL common and preferred shareholders are receiving this prospectus because Brasil Telecom is offering its securities to TNL shareholders under the Securities Act of 1933.

Part 3, Risk Factors, page 43

Brasil Telecom may have actual or potential conflicts of interest relating to the merger, page 44

2.   We note your statement that the "exchange ratio is required to be disclosed in order to provide the non-controlling shareholders with a parameter against which to evaluate the proposed merger and to determine whether to dissent from the shareholder vote and exercise withdrawal rights." Clarify that most of your non-controlling shareholders of Brasil Telecom, the TNL preferred shareholders, do not have withdrawal rights.

Part 5, The Merger, page 77

Approval of the Merger, page 82

3.   Confirm that Brazilian law does not require a separate vote of the non-controlling shareholders of TNL to approve the merger in the absence of the establishment of a special committee to protect their interests as recommended by CVM Guideline 35.

Independent Special Committee of TNL, page 84

4.   We note that both special committees were established pursuant to the procedures of CVM Guideline 35 to "negotiate the terms and conditions" of the merger in order "to protect the interests of the non-controlling shareholders." However, we note the paragraph on page 88 that indicates that although the special committees were involved "in the process of establishing the exchange ratios, they did not determine these exchange ratios as such determination was made by the boards of directors." Please clarify how the exchange ratios were originally developed. Explain whether the special committees began their negotiations with a valuation framework for the exchange ratios suggested by the boards of both companies, or developed the

methodology for valuing each company's stock independent of the boards' involvement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

Cc: Mark Bagnall, Esq.
White & Case, LLP